August 21, 2007

Mail Stop 6010

*By U.S. Mail and facsimile to (651) 310-6995*

The Travelers Companies, Inc.
385 Washington Street
St. Paul, Minnesota 55102
Attn: Jay S. Fishman, Chief Executive Officer

        **Re:**    **The Travelers Companies, Inc.**
                   **Definitive 14A**
                   **Filed March 23, 2007**
                   **File No. 1-10898**

Dear Mr. Fishman:

      We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

      In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Establishment of Annual Bonus and Equity Award Pools, page 15

1.  You state that the Compensation Committee delegated its authority with respect
    to compensation actions for executive officers to the Subcommittee.  Please
    disclose the members of the Subcommittee here.

Annual Bonuses, page 32

2.  On page 32, you state that the amount of the named executive officer bonus pool
    for 2006 was $71.85 million.  On page 34, you indicate that the aggregate amount
    of named executive officer bonuses for 2006 was substantially less than this
    amount.  Please clarify the reasons for this apparent disparity.

Stock-Based Long-Term Incentives, page 34

3.  You state that the Committee believed that the 2006 long-term incentive award
    levels reflected an appropriately conservative assessment of the market level of
    equity compensation.  Please explain the reasons for the conclusion that the level
    was appropriately conservative.  Was it because your level was lower?  Was it
    because your company performed better?

4.  You state the percentages of options, restricted stock and performance shares
    comprising the mix of long-term compensation incentives.  Please explain why
    the determination of this exact mix is consistent with compensation committee
    objectives, and whether and how it reflects individual as well as corporate
    performance.

Performance Shares, page 36

5.  We note your explanation of the formula used to determine adjusted return on
    equity.  Please state the various amounts underlying the items for which you
    adjust.

Summary Compensation Table, page 43

6.  In footnote (3), please quantify the awards given to Mr. Liss that are mentioned in
    the last paragraph of the footnote.


        Please respond to our comments by September 21, 2007, or tell us by that time
when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3612 with any questions.


Sincerely,


Michael Reedich
Special Counsel